                                                                                                                                              File No.  70-9849

                                                           AMENDMENT TO CERTIFICATE OF NOTIFICATION

                                                                           (RULE 24)

                                                              SECURITIES AND EXCHANGE COMMISSION

                                                                              BY

                                                                    NATIONAL GRID GROUP PLC

         On June 28, 2002, in accordance with the order of the Securities and Exchange Commission dated January 16, 2002, Holding Company Act Release No.
27490 (the "Order"), National Grid Group plc ("National Grid") submitted its report for the period October 1, 2001 to March 31, 2002  (the "June 2002
Report").   National Grid is filing this amendment to correct certain items contained in the June 2002 Report as discussed below.

         Common stockholders' funds for National Grid (US) Investments were overstated by $35.9M in the National Grid Group Capitalization Table (Exhibit A-3
to the June 2002 Report).  The corrected amount is $97.5M with total capitalization and the percentage split between Common stockholder's funds and short-term debt for National Grid (US) Investments revised accordingly.  National Grid hereby amends the June 2002 Report as follows:.

          Exhibit A-3 of the June 2002 Report is hereby deleted and is replaced in its entirety by Exhibit A attached hereto.

         In this amendment a conversion ratio of 1 GBP to 1.42 US Dollars has been used.  The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

                                                                     =====================

                                                                           SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to certificate of notification (Commission's File No. 70-9849) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID GROUP PLC

s:/ John G. Cochrane

John G. Cochrane
Authorized Representative

Date:     July 29, 2002

                                                                         EXHIBIT INDEX

Exhibit                  Description                                                         Page

Exhibit A                Amended Exhibit A-3 National Grid Group Capitalization Table At     Filed herewith
                           March 31, 2002

Exhibit A

                                                                      AMENDED EXHIBIT A-3
                                                                      NATIONAL GRID GROUP
                                                                     CAPITALIZATION TABLE
                                                                       AT MARCH 31, 2002

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                                                                                               National Grid
                                               National Grid Group       National Grid        Holdings Limited      National Grid (US)     National Grid (US)     National Grid US
                                                plc (consolidated)      Holdings One plc       (consolidated)        Holdings Limited        Investments 4       (Partner) 1 Limited
                                             ------------------------------------------------------------------------------------------------------------------------------------------
                                                 $MM          %         $MM         %         $MM         %          $MM          %          $MM         %         $MM         %
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Common stockholders' funds                          5,337.8      31.6     2,455.8      44.6     2,728.3      40.3       1,598.7      21.8      3,011.0     35.9      4,550.0     100.0
                                                                                                                                                     -
Preferred stockholders' funds                             -      -              -      -              -      -                -       -               -                    -        -
Short - term debt                                   1,720.0      10.2     3,044.5      55.4     1,176.6      17.4       5,722.7      78.2      5,376.3     64.1            -       -
                                                                                                                                                     -
Long - term debt                                    9,707.0      57.3           -      -        2,867.0      42.3             -      -                -                    -       -
                                                                                                                                                     -
Equity minority interests                              27.1       0.2           -      -          (1.0)     (0.0)             -      -                -                    -       -
                                                                                                                                                     -
Preference stock issued by subsidiaries               111.8       0.7           -      -              -      -                -      -                -                    -       -
                                             ------------------------------------------------------------------------------------------------------------------------------------------
Total capitalization                               16,903.7     100.0     5,500.3     100.0     6,770.9     100.0       7,321.4     100.0      8,387.3    100.0      4,550.0     100.0
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                 National Grid US    National Grid General     National Grid        National Grid (US)       National Grid          National Grid
                                               (Partner) 2 Limited        Partnership          Holdings Inc.           Investments        (Ireland) 1 Limited    (Ireland) 2 Limited
                                             ------------------------------------------------------------------------------------------------------------------------------------------
                                                 $MM          %         $MM         %         $MM         %          $MM          %          $MM         %         $MM         %
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Common stockholders' funds                             46.0     100.0     3,812.7     100.0     4,595.9      54.6          97.5      82.1        926.3     21.5      3,185.5      99.8
Preferred stockholders' funds                             -     -               -     -               -     -                 -       -        3,388.0     78.5            -       -
                                                                                                                                                     -
Short - term debt                                         -     -               -     -         3,816.2      45.4          21.3      17.9             -                  7.1       0.2
                                                                                                                                                     -
Long - term debt                                          -     -               -     -               -     -                 -      -                -                    -       -
                                                                                                                                                     -
Equity minority interests                                 -     -               -     -               -     -                 -      -                -                    -       -
                                                                                                                                                     -
Preference stock issued by subsidiaries                   -     -               -     -               -     -                 -      -                -                    -       -
                                             ------------------------------------------------------------------------------------------------------------------------------------------
Total capitalization                                   46.0     100.0     3,812.7     100.0     8,412.1     100.0         118.8     100.0      4,314.3    100.0      3,192.6     100.0
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends.
Numbers are presented on the basis of equity accounting for investments held in subsidiary undertakings.